Exhibit 4.1—Annual Audit Report, Form X-17A-5, Part III

DEC 04 2002

U.S. [redacted] E COMMISSION
)549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Inf ... ınd Dealers
Pı ... ırities
Exchange Act of ... 17a-5 Thereunder

02021037

SEC FILE
8-37906 ~~8-12345~~

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MLW Mutual Funds, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7671 Schuster Street
(No. and Street)

Las Vegas	Nevada	89139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary D. Lackey — (702) 614-9494
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name . . . if individual, state last, first, middle name)

Piercy, Bowler, Taylor & Kern

6100 Elton Ave., Suite 1000	Las Vegas	Nevada	89107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Exhibit 4.2 Oath or Affirmation

I, Mary D. Lackey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MLW Mutual Funds, Inc., as of 09/30/02, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Subscribed and sworn
to before me this
27th day of Nov. 2002
Bria Whittington

Notary Public

BRIA WHITTINGTON
Notary Public State of Nevada
No. 93-4236-1
My appt. exp. Feb. 20, 2006

This report* contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.†
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Note: Various exchanges may require an additional letter of attestation.

† See appendix D, "Report on Internal Control Structure Required by SEC Rule 17a-5," in this Audit and Accounting Guide.

FORM X-17A-5

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FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO.
	8-31406 [14]
MLW Mutual Funds, Inc. [13]	FIRM ID. NO.
	014921 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
7671 Schuster Street [20] (No. and Street)	10/01/01 [24]
	AND ENDING (MM/DD/YY)
Las Vegas [21] (City) Nevada [22] (State) 89139 [23] (Zip Code)	09/30/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Mary D. Lackey [30]	(702) 614-9494 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of November 2002

Manual signatures of:

1) [signature] President
Prncipal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW MUTUAL FUNDS, INC. | N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/02

SEC FILE NO. 8-31406

Consolidated

Unconsolidated

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 53,834	200			$ 53,834	
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		8
3. Receivables from non-customers		355	13,752	600	13,752	8
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				8
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		8
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		8
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		8
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		9
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2,384	680	2,384	9
11. Other assets		535		735		9
12. TOTAL ASSETS	$ 53,834	540	$ 16,136	740	$ 69,970	9

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER - MLW MUTUAL FUNDS, INC. as of 09/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total
13. Bank loans payable	$	1045	$	1255	$
14. Payable to brokers or dealers:					
A. Clearance account		1114		1315	
B. Other		1115		1305	
15. Payable to non-customers		1155		1355	
16. Securities sold not yet purchased, at market value				1360	
17. Accounts payable, accrued liabilities, expenses and other	4,586	1205		1385	4,586
18. Notes and mortgages payable:					
A. Unsecured		1210			
B. Secured		1211		1390	
19. Liabilities subordinated to claims of general creditors:					
A. Cash borrowings:				1400	
1. from outsiders $ [970]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]					
B. Securities borrowings, at market value: from outsiders $ [990]				1410	
C. Pursuant to secured demand note collateral agreements:				1420	
1. from outsiders $ [1000]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]					
D. Exchange memberships contributed for use of company, at market value				1430	
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	
20. TOTAL LIABILITIES	$ 4,586	1230	$	1450	$ 4,586

Ownership Equity

21. Sole proprietorship		$
22. Partnership (limited partners	$ [1020])	
23. Corporation:		
A. Preferred stock		
B. Common stock		6,667
C. Additional paid-in capital		6,800
D. Retained earnings		51,917
E. Total		65,384
F. Less capital stock in treasury		(0)
24. TOTAL OWNERSHIP EQUITY		$ 65,384
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 69,970

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

ROKER OR DEALER MLW MUTUAL FUNDS, INC. as of 09/30/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 65,384	
2.	Deduct ownership equity not allowable for Net Capital			(0)	
3.	Total ownership equity qualified for Net Capital			65,384	
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				
	B. Other (deductions) or allowable credits (List)				
5.	Total capital and allowable subordinated liabilities			$	
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 16,136	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(16,136)	
7.	Other additions and/or allowable credits (List)				
8.	Net capital before haircuts on securities positions			$ 49,248	
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	
10.	Net Capital			$ 49,248	

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MLW MUTUAL FUNDS, INC. as of 09/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	306
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000
13.	Net capital requirement (greater of line 11 or 12)	$	25,000
14.	Excess net capital (line 10 less 13)	$	24,248
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	48,789

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	4,586
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	0
19.	Total aggregate indebtedness			$	4,586
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	9%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	N/A

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	
24.	Net capital requirement (greater of line 22 or 23)	$	
25.	Excess net capital (line 10 less 24)	$	
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000	$	
	B. 7% of combined aggregate debit items or $120,000	$	

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

~~~KER OR DEALER MLW MUTUAL FUNDS, INC.

For the period (MMDDYY) from 10/01/01 [3932] to 09/30/02 [39:

Number of months included in this statement 12 [39:

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		393
b. Commissions on listed option transactions			393
c. All other securities commissions			393
d. Total securities commissions			394
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			394
b. From all other trading			394
c. Total gain (loss)			395
3. Gains or losses on firm securities investment accounts			395
4. Profit (loss) from underwriting and selling groups			395
5. Revenue from sale of investment company shares		84,929	397
6. Commodities revenue			399
7. Fees for account supervision, investment advisory and administrative services			397
8. Other revenue		1,010	399
9. Total revenue	$	85,939	403

'SES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	76,068	412
11. Other employee compensation and benefits		7,037	411
12. Commissions paid to other broker-dealers			414
13. Interest expense			407
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		1,204	419
15. Other expenses		19,425	410
16. Total expenses	$	103,734	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(17,795)	4210
18. Provision for Federal income taxes (for parent only)		(2,650)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(15,145)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

‾KER OR DEALER MLW MUTUAL FUNDS, INC.

For the period (MMDDYY) from 10/01/01 to 09/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 80,529	4:
A. Net income (loss)		(15,145)	4:
B. Additions (Includes non-conforming capital of	$ [4262])		4:
C. Deductions (Includes non-conforming capital of	$ [4272])		4:
2. Balance, end of period (From item 1800)		$ 65,384	4:

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	43
A. Increases		43
B. Decreases		43
4. Balance, end of period (From item 3520)	$	43

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

ⁿKER OR DEALER MLW MUTUAL FUNDS, INC. as of 09/30/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	X	45
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		45
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		45
D. (k) (3)—Exempted by order of the Commission		45

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	46
4610	4611	4612	4613	4614	46
4620	4621	4622	4623	4624	46
4630	4631	4632	4633	4634	46
4640	4641	4642	4643	4644	46
4650	4651	4652	4653	4654	46
4660	4661	4662	4663	4664	46
4670	4671	4672	4673	4674	46
4680	4681	4682	4683	4684	46
4690	4691	4692	4693	4694	46
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

DRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

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